UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

EMBARCADERO TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

290787100
(CUSIP Number)

February 14, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 290787100	13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis J. Wong

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) N/A

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			5	SOLE VOTING POWER 3,744,459

			6	SHARED VOTING POWER 220,000

	7	SOLE DISPOSITIVE POWER 3,744,459

	8	SHARED DISPOSITIVE POWER 220,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,964,459

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES* N/A

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.7%

12		TYPE OF REPORTING PERSON* IN

CUSIP No. 290787100	13G	Page 3 of 5 Pages

Item 1(a):             NAME OF ISSUER

Embarcadero Technologies, Inc.

Item 1(b):             ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

425 Market Street, Suite 425
San Francisco, CA 94105

Item 2(a):             NAME OF PERSON FILING

Dennis J. Wong

Item 2(b):             ADDRESS OF PRINCIPAL BUSINESS OFFICE

425 Market Street, Suite 425
San Francisco, CA 94105

Item 2(c):             CITIZENSHIP

USA

Item 2(d):             TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

Item 2(e):             CUSIP NUMBER

290787100

Item 3:                 This statement is not filed pursuant to Rules 13d-1(b) or 13d-2, and therefore this item is not applicable.

Item 4:                 OWNERSHIP

(a)	Amount Beneficially Owned:
3,964,459	shares

(b)	Percent of Class
14.7%

CUSIP No. 290787100	13G	Page 4 of 5 Pages

(c)

Number	of Shares as to Which Such Person Has:

(i)	sole power to vote or direct the vote:
3,744,459	Shares

(ii)	shared power to vote or direct the vote
220,000	Shares

(iii)	Sole power to dispose or to direct the disposition of:
3,744,459	Shares

(iv)	Shared power to dispose or to direct the disposition of:
220,000	Shares

Item 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being to report the fact that as of Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,  check the following. ☐

Item 6:	OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Beneficiaries of each of the Audrey Rachel Wong 1999 Investment Trust and Ethan Henry Wong 1999 Investment Trust have the right to receive the proceeds from the sale of 220,000 shares held by such trust, in accordance with the trust documents.

Item 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

N/A

Item 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

Item 9:	NOTICE OF DISSOLUTION OF GROUP

N/A

Item 10:	CERTIFICATION

N/A

CUSIP No. 290787100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date

/s/	Dennis J. Wong*

Signature

Dennis	J. Wong
Name	(Typed)

*/s/	Raj P. Sabhlok

Raj	P. Sabhlok

*(Attorney-in-Fact)